# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PORTILLO'S INC., CIK 0001871509
CUSIP: 73642K106
Title of class of securities: Class A common stock, $0.01 par value per share
Address of issuer's principal executive offices: 2001 Spring Road, Suite 400, Oak Brook, Illinois (IL), 60523
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001597786

## Reporting persons
- Berkshire Partners Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,859,067; sole dispositive power 0; shared dispositive power 3,859,067; aggregate amount beneficially owned 3,859,067 (5.2% of the class)
  Comment: Rows 6, 8 and 9 include 3,859,067 shares of Class A common stock outstanding, which is the sum of (i) 1,045,630 shares of Class A common stock held by Berkshire Fund VIII-A L.P., and (ii) 2,813,437 units of PHD Group Holdings LLC ("LLC Units") held by Berkshire Fund VIII, L.P., Berkshire Investors III LLC, and Berkshire Investors IV LLC.
  
  Row 11 is based on 74,719,017 shares of Class A common stock outstanding, which is the sum of (i) 71,905,580 shares of Class A common stock outstanding as of July 29, 2025, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 5, 2025, and (ii) 2,813,437 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are beneficially owned by the Reporting Persons.
- BPSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,859,067; sole dispositive power 0; shared dispositive power 3,859,067; aggregate amount beneficially owned 3,859,067 (5.2% of the class)
  Comment: Rows 6, 8 and 9 include 3,859,067 shares of Class A common stock outstanding, which is the sum of (i) 1,045,630 shares of Class A common stock held by Berkshire Fund VIII-A L.P., and (ii) 2,813,437 LLC Units held by Berkshire Fund VIII, L.P., Berkshire Investors III LLC, and Berkshire Investors IV LLC.
  
  Row 11 is based on 74,719,017 shares of Class A common stock outstanding, which is the sum of (i) 71,905,580 shares of Class A common stock outstanding as of July 29, 2025, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 5, 2025, and (ii) 2,813,437 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are beneficially owned by the Reporting Persons.
- Berkshire Partners LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,859,067; sole dispositive power 0; shared dispositive power 3,859,067; aggregate amount beneficially owned 3,859,067 (5.2% of the class)
  Comment: Rows 6, 8 and 9 include 3,859,067 shares of Class A common stock outstanding, which is the sum of (i) 1,045,630 shares of Class A common stock held by Berkshire Fund VIII-A L.P., and (ii) 2,813,437 LLC Units held by Berkshire Fund VIII, L.P., Berkshire Investors III LLC, and Berkshire Investors IV LLC.
  
  Row 11 is based on 74,719,017 shares of Class A common stock outstanding, which is the sum of (i) 71,905,580 shares of Class A common stock outstanding as of July 29, 2025, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 5, 2025, and (ii) 2,813,437 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are beneficially owned by the Reporting Persons.
- Berkshire Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,516,498; sole dispositive power 0; shared dispositive power 2,516,498; aggregate amount beneficially owned 2,516,498 (3.4% of the class)
  Comment: Row 11 is based on 74,422,078 shares of Class A common stock outstanding, which is the sum of (i) 71,905,580 shares of Class A common stock outstanding as of July 29, 2025, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 5, 2025, and (ii) 2,516,498 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are directly owned by Berkshire Fund VIII, L.P.
- Berkshire Fund VIII-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,045,630; sole dispositive power 0; shared dispositive power 1,045,630; aggregate amount beneficially owned 1,045,630 (1.5% of the class)
  Comment: Row 11 is based on 71,905,580 shares of Class A common stock outstanding as of July 29, 2025, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 5, 2025.
- Berkshire Investors III LLC: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 69,164; sole dispositive power 0; shared dispositive power 69,164; aggregate amount beneficially owned 69,164 (0.1% of the class)
  Comment: Row 11 is based on 71,974,744 shares of Class A common stock outstanding, which is the sum of (i) 71,905,580 shares of Class A common stock outstanding as of July 29, 2025, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 5, 2025, and (ii) 69,164 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are directly owned by the Berkshire Investors III LLC.
- Berkshire Investors IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 227,775; sole dispositive power 0; shared dispositive power 227,775; aggregate amount beneficially owned 227,775 (3.2% of the class)
  Comment: Row 11 is based on 72,133,352 shares of Class A common stock outstanding, which is the sum of (i) 71,905,580 shares of Class A common stock outstanding as of July 29, 2025, as set forth in the Form 10-Q filed by the Issuer with the Commission on August 5, 2025, and (ii) 227,775 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are beneficially owned by the Berkshire Investors IV LLC.

## Item 1. Issuer
Name of issuer: PORTILLO'S INC.
Address of issuer's principal executive offices: 2001 Spring Road, Suite 400, Oak Brook, IL 605523

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of Berkshire Partner Holdings LLC ("BPH"), Berkshire Investors III LLC ("Berkshire Investors III"), Berkshire Investors IV LLC ("Berkshire Investors IV"), Berkshire Fund VIII-A, L.P. ("VIII-A"), Berkshire Fund VIII, L.P. ("VIII"), Berkshire Partners LLC ("BP"), and BPSP, L.P. ("BPSP") (each, a "Reporting Person" and, collectively, the "Reporting Persons"). Certain of the Reporting Persons make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.

BPH is the general partner of BPSP, which is the managing member of BP. Eighth Berkshire Associates LLC ("8BA"), which is managed by an investment committee of more than three members (the "Committee"), is the general partner of VIII and VIII-A. The Committee also manages each of Berkshire Investors III and Berkshire Investors IV. BP is the investment adviser for VIII and VIII-A. The Committee makes investment and voting decisions for VIII and VIII-A by majority vote. Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons admit to being part of a group or have agreed to act as a group. Joshua Lutzker, a Managing Director of BP, is a director of the Issuer.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.
Address of principal business office or, if none, residence:
The following address is the principal business office of each of the Reporting Persons:

200 Clarendon Street, 35th Floor

Boston, Massachusetts 02116-5021
Citizenship: Each of BPH, BPSP, Berkshire Investors IV, VIII-A, and VIII is organized under the laws of the State of Delaware. Each of BP and Berkshire Investors III is organized under the laws of the Commonwealth of Massachusetts.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference. 8BA is the general partner of VIII and VIII-A. BP, a registered investment adviser, is the investment manager for VIII and VIII-A. As the managing member of BP, BPSP may be deemed to beneficially own the securities that are beneficially owned by BP. As the general partner of BPSP, BPH may be deemed to beneficially own the securities that are beneficially owned by BPSP. However, BPSP and BPH disclaim beneficial ownership of such securities, and the filing of this Statement shall not be construed as an admission that BPSP or BPH is, for the purpose of Section 13(d) of the Act, the beneficial owner of such securities beneficially owned by BP.
Percent of class: The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference. As of June 29, 2025 the Reporting Persons beneficially owned in the aggregate 3,859,067 shares of Class A common stock, including 2,813,437 shares of Class A common stock issuable upon the conversion of an equal number of units of PHD Group Holdings LLC, representing approximately 5.2% of the shares of Class A common stock outstanding (based on the number of shares outstanding as of July 29, 2025, as provided in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2025).
Sole power to vote or to direct the vote: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.
Shared power to vote or to direct the vote: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.
Sole power to dispose or to direct the disposition: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.
Shared power to dispose or to direct the disposition: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances, partners, members or managed accounts of a Reporting Person or another person named above in Item 4, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock beneficially owned by such Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4(a) above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Berkshire Partners Holdings LLC: /s/ Kenneth S. Bring, Kenneth S. Bring - Managing Director (08/13/2025)
- BPSP, L.P.: /s/ Kenneth S. Bring, By: Berkshire Partners Holdings LLC, its general partner & By: Kenneth S. Bring - Managing Director (08/13/2025)
- Berkshire Partners LLC: /s/ Kenneth S. Bring, By: BPSP, L.P., its managing member; By: Berkshire Partners Holdings, LLC, its general partner; & By: Kenneth S. Bring - Managing Director (08/13/2025)
- Berkshire Fund VIII, L.P.: /s/ Kenneth S. Bring, By: Eighth Berkshire Associates LLC, its general partner & By: Kenneth S. Bring - Managing Director (08/13/2025)
- Berkshire Fund VIII-A, L.P.: /s/ Kenneth S. Bring, By: Eighth Berkshire Associates LLC, its general partner & By: Kenneth S. Bring - Managing Director (08/13/2025)
- Berkshire Investors III LLC: /s/ Kenneth S. Bring, Kenneth S. Bring - Managing Director (08/13/2025)
- Berkshire Investors IV LLC: /s/ Kenneth S. Bring, Kenneth S. Bring - Managing Director (08/13/2025)